Sub-Item 77C: Submission of matters to a vote of security holders - Lateef Fund

A Special Meeting of Shareholders (the "Meeting") of the Lateef
Fund (the "Fund") was held on August 3, 2017 for the following purposes:

To approve a new investment advisory agreement between the Trust, on behalf of the Fund, and Lateef Investment Management, L.P. ("Lateef") ("Advisory Agreement").
All Fund shareholders of record at the close of business on May 23, 2017 were entitled to attend or submit proxies. As of the record date, the Fund had 11,509,371.144 shares outstanding. At the meeting, shareholders approved the Advisory Agreement. The results of the voting for the proposal were as follows:

Approval of Advisory Agreement:

For Votes      Against Votes    Abstained Votes     Broker Non-Votes
4,587,825      42,406           63,305              1,224,354